INVEST IN **ZEEHAUS**

Patented platform to invest in owner-occupied homes & help achieve homeownership!


123 Zeehaus Way
zeehaus

zeehaus.com San Francisco CA

Marketplace

LEAD INVESTOR



Eve Wells

Zeehaus is tackling one of the biggest issues facing our communities: housing affordability. I invested in the company because I believe in their mission to make homeownership affordable and as well as in creating a transparent, fair, and digital way to invest and co-own an owner-occupied home that is not possible today. Existing crowdfunding offerings and real estate investment opportunities offer similar business models to seek money to buy properties (which lacks transparency), turn them into rental homes, and distribute dividends, but that always requires significant overhead in management and servicing of rental or Airbnb properties. I believe Zeehaus co-ownership model and technology will lead to a new movement to disrupt how real estate ownership and investment should be done, as right now it is no longer possible for many younger buyers and people serving our communities to purchase a home. An innovative solution in creating a new ecosystem for buying 5% of a home is the solution since buyers need to give appreciation to investors in exchange for lowering housing payment. For real estate investors, this model enables investment in residential homes transparently without having to worry about where your money is.

Invested $12,000 this round

Highlights

1. Enable fractional ownership through patented technology & lower housing costs with no mortgage
2. Zeehaus turns most properties into affordable homes by sharing equity between buyers and investors
3. The platform that enables Click & invest in owner-occupied home made possible by equity sharing
4. $10M raised in real estate funds & $1.6M raised previously through ~2000 investors
5. Combining investment & owner-occupied home lets us earn recurring service fees without managing them
6. Invest with transparency (when most investments are lacking it) and help a buyer at the same time
7. A sustainable way to affordable homes for teachers, first responders, and first-time homebuyers
8. Integrate with our decentralized blockchain; Zeehaus investors get no-fee real estate investing

Our Team



Justin Lee Founder, CEO

Consulting & real estate backgrounds along with system integration & web technology. Licensed agent with extensive real estate & finance experience. Previously worked at Deloitte & Accenture. Graduate of Cornell University with bachelor degree in EE

> We wanted to make homeownership more affordable again. The founder could not purchase his own home due to skyrocketing home prices. Now, high mortgage rate is making buying and investing in real estate even more difficult.



Jeff Lim Head of Strategy

Responsible for planning, strategy, and fundraising. Jeff has extensive experiences working with a globally networked team of M&A and capital raising specialist that enable rapid growth or unlocking latent value



Karl Schutte Head of Finance

Responsible in co-ownership financial analysis and forecasting, Karl is based in Australia and specializes in financial planning, forecasting, capital raising both equity and debt, M&A services

---

Invest in owner-occupied homes with transparency and help a homebuyer!


Hello from Zeehaus!
We cut residential properties into bite-sized chunks everyone can afford!
zeehaus
123 Zeehaus Way

One of the first and only companies with a platform of our kind

Zeehaus is the first platform that helps turn every property into more affordable homes and enables investment in owner-occupied homes ("equity sharing property"), using our simple, secure, and proprietary platform.

- Each equity sharing property has a **keyholder** (homebuyer) who has a vested interest and will take better care of the properties.
- Investors in equity sharing properties do not need to worry about tenants not properly maintaining rental or vacation properties or investing in real estate funds that lack transparency.

At the same time, Zeehaus helps pair investors with homebuyers who are priced out of homeownership due to a lack of down payments and high mortgage costs!


Equity sharing enables more affordable home-buying through proprietary technology & lower housing costs without a mortgage, while giving opportunities to investors
zeehaus
The digital platform to buy, sell, and invest in real estate.
Our Mission

Current Real Estate Market is Broken

Buyers can't afford the required minimum 20% down payment for a house with sky-high mortgage payments.


With housing affordability near an all-time low, high mortgage rates, and economic uncertainty ahead, only the wealthy can afford to purchase a home.
zeehaus
123 Zeehaus Way

Existing Affordable Housing Solutions Are Not Working

Governments around the countries are investing significant resources and money into different models: down-payment assistance, lease-to-own, and below-market-housing, with limited success.

Housing Problems Our Community is Facing

Unsustainable support model

- **Down-payment assistance**: Funds are tied up for up to 30 years with no cash flow
- **Lease-to-own**: Buyers almost never end up owning property or accumulating equity
- **Below-market housing**: costly and unsustainable

Long-term residents leaving

- Cash buyers & real estate funds are gobbling up homes, reducing supplies
- Employers are unable to hire or retain skilled workers
- Buyer can't qualify or afford payments due to sky-high mortgage rates

Negative impacts on community

- Lack of teachers impacting children and education
- Difficult to recruit or retain essential workers for the city
- Long term impact on young buyers growing up with high inflation & price


Housing Affordability Index (Fixed)
150
140
130
120
110
100
90
80
2021-12-01
2022-01-01
2022-02-01
2022-03-01
2022-04-01
2022-05-01
2022-06-01
2022-07-01
2022-08-01
2022-09-01
2022-10-01
2022-11-01

> ***Source: Federal Reserve Bank of St. Louis***
> ***https://fred.stlouisfed.org/series/FIXHAI***


Current Way of Investing Lacks Transparency
Too risky to put money into one property
Difficult to invest in properties directly and earn a steady rental income
Currently, there is no way to invest in owner-occupied homes directly, as there is no platform or technology to do so
No way to know where the money is invested
The only way to diversify is to invest indirectly via real estate funds, but most funds and alternative investing lack transparency
Even money in a bank is no longer a safe or transparent process
Significant capital required to invest in real estate
Only institutional and wealthy investors can afford
Hard to diversify
Complex process to buy rental property
Significant fees & costs
zeehaus

Why Zeehaus?

We aim to solve one of the biggest problems facing our community: **housing affordability.**

Zeehaus is an innovative real estate platform with a focus on affordable homeownership, helping buyers achieve homeownership by purchasing 5% equity & lowering the monthly payments in exchange of sharing 95% of home equity with investors.


New Ecosystem for Real Estate
Cash Offer
Leveling the playing field with cash buyer, big corporations goggling up the already limited inventory
Gen Z & Millennials
Like Airbnb and Amazon marketplace, the mission is to create a new ecosystem for affordable ownership for buyers
Sustainable
Unlike traditional affordable housing model, equity sharing is sustainable and scalable
Flexible Ownership
Homeownership doesn't have to mean 100% owner, and fractional selling is also much less costly
Workforce Housing
Businesses, schools, and governments can invest in a valuable assets and help its people live and work in the communities
New Way to Invest
A new and transparent way to invest in owner-occupied homes and a new ecosystem like the mortgage market

Sharing Equity is Not a New Concept

While sharing equity is relatively common and straightforward between friends and relatives, it is a complex process to streamline and operationalize the co-ownership between one homebuyer and multiple investors without a digital platform.

The Solution: Combine Investment Property with Owner-Occupied Home into One!

Creating a scalable, secure, simple, and fair ownership process requires an end-to-end integrated solution and digital platform.


zeehaus
How It Works
1
2
3
4
5
Buyer
Zeehaus
Investors
Property
Investors


Buyer completes application & posts a property
Ensure everything is in order & form trust at $1 a share
Investors screen profiles & commit at $1 per share
Appraisal ordered; buyer works with agent to close
Investors sit back, relax, and sell shares on the exchange

Our Secret Sauce: Property Managed by Buyers

Uniquely differentiated from other real estate platforms, Zeehaus earns recurring service fees without having to manage the property physically as each equity sharing property is an investment and owner-occupied home (homeowner is responsible for property upkeep) at the same time, thus enabling Zeehaus to scale an efficient business model with our patented technology!

The platform takes care of complexities such as legal documents, funding, ownership management, and property sale.


A Win-Win-Win Model
Homeownership for Buyers
Generate wealth starting with 5% not possible with current affordable options
Investors Share Profits
Invest in actual equity, receive cash flow with appreciation potential
Highly Scalable
Without having to 'manage' properties, Zeehaus can expand and scale
Lower Housing Costs
Buyers pays much lower monthly payments not impacted by rising rates
Social Impact
Investors help buyers who will take better care of a home as owners, not renters
Long Term ARR
Each property Zeehaus helps buy will likely generate long term recurring revenue

Forward-looking projections cannot be guaranteed.


Benefits of Investing Directly in Owner-Occupied Homes
Fully Digital: Investors can invest and sell residential properties digitally and securely with clicks of a mouse
Transparency: No obscure investment strategy or risky decision by fund managers or property managers
Social Impact Investing: Investing in owner-occupied homes means helping a homebuyer at the same time
Safe & Secure: Funds for real estate investors are safe and get transferred directly to escrow and invested in a stable asset
Potential Tax Benefits: Investment in real estate is subject to capital gain taxes (please consult a licensed tax advisor)
Vested Interest: Owners have more vested interests than a renter or vacationer and is likely to take good care of a home
zeehaus

Competition

Other fractional ownership platforms, real estate companies, or funds focus on buying rental or vacation properties, leasing them out, and collecting rents & management fees while taking on responsibilities of **significant labor**, **overheads**, **uncertainty**, and costs in property management and maintenance.

Most of them require a high barrier to entry and high costs of selling properties.

More importantly, none of them helps buyers or makes homeownership affordable. In fact, they make it less affordable.

No one has spent the time, will, and resources to create a solution that can help homebuyers and investors at the same time.


Comparative Review
LOW
HIGH
Benefits, Ownership, Transparency
roofstock
Direct Real Estate Investment
Valued at $1.9B, raised $190M, facilitated $5B in properties
Requires larger investment amount
Needs to complete traditional purchase in a non-digital and complex process
FUNDRISE
Crowdfunding real estate Platform
Valued at $800M, manages $2.5B in properties
Costly REIT management fee
No ownership or tax benefits to real estate ownership
AMERICAN Homes 4 Rent
A public traded company, REIT Stocks
Valued at $14.3B, manages ~54K properties worth $9.6B
REIT stock investing, not direct real estate ownership
High operation costs & management fees
zeehaus
True Real Estate Ownership
Valued at $11.2M
Transparency with a simple & digital process
Investing in specific properties, diversify, and earn stable cash flow
Potential tax benefits to real estate ownership

David vs. Goliath

Large equity funds are gobbling up residential properties.

Private equity funds, such as Blackstone, and large real estate investment companies are buying up residential properties and turning them into rental homes. Even **mobile homes** cannot escape their assault on the housing market.

Private equity firms are buying up to **1/3 of residential properties**.

All of these further reduce housing supplies and make homeownership much more difficult, while filling up the bank accounts of these big investment firms.

It is time for us to protect American dreams of homeownership!



We believe that Zeehaus is the only fractional ownership platform with the technology to work with owner-occupied residential properties without having to manage labor-intensive property maintenance and costly upkeeps.
123 Zeehaus Way
zeehaus

The Market

Millennials, who now represent the largest group of homebuyers today, struggle to afford the down payment required to purchase a home. With the changing market dynamics and the number of investors looking for stable and transparent investment options, Zeehaus is poised to meet the needs of today's residential real estate market.

Gen Z is quickly becoming the biggest buyers who want to purchase a house, but yet they only make up just **9% of first-time homebuyers**.

We are focused on the biggest industry in the US, residential properties, with market size of $8.6 **Trillion**, which is expected to grow to $12.2 **Trillion** by 2027.



Real Estate Market Opportunities
HOMES
142M i
Total occupied homes in US 2021
6.1M ii
Number of US properties sold in 2022
REAL ESTATE INVESTING
$89B iii
Invested in REIT in 2020
$4.5T iii
Total real estate assets under management (AUM) in 2022
POTENTIAL ROI
5.4% iv
US property est. yearly appreciation
2-3% v
Estimate net return on investment (yearly)
zeehaus

> ***Sources: i. Statista Home Units; ii. Statista Property Sale; iii. National Association of Real Estate Investment Trusts; iv. Federal Reserve Bank & US Census from 1963 to 2022; v. Cash flow income based on minimum payment buyers are required to pay investors, as set by the Zeehaus portal***



Our Traction
Pilot program
Our digital platform is live! The end-to-end platform is completed after years of research and development
Trading exchange
Two properties have been successfully executed and available for real estate investors to invest
Strong community
Raised ~$1.6M previously with ~2000 investors and supported by a strong community
Revenue generating
Generated our first revenue: A small but important milestone on our path to build a new ecosystem
Government support
We are in active discussion with various cities and community leaders to form partnership
Realtor.com partner
With our key partnership with realtor.com, Zeehaus will receive active listing data, starting in SF
zeehaus

Approved Patent: Patent for equity sharing technology and buy-own-sell process was granted in 2022 by the US Patent Office. Patented technology also includes our "Click & Invest" model for investors to purchase "shares" of residential properties.



Google Patents
Method and system for equity sharing of a real estate property


Abstract
A method for equity sharing of a property, equity sharing of a property, the method including: receiving details of a property inputted by a user; short listing the property for funding once score of the property is greater than a threshold; dividing the property into a plurality of equity shares, wherein each equity share indicates a fraction of ownership of the property; determining equity rate, wherein the equity rate is rate for each equity share; receiving an input from an investor searching for the property; providing option to the investor to purchase one or more equity shares; receiving indication of number of equity shares to be purchased by the investor; determining amount to be paid by the investor based on number of equity shares and the equity rate; transferring the amount to a trust; and storing ownership data including fractional ownership of the investor based on number of equity shares purchased by the investor.
Images (35)
Classifications
G06Q40/04 Exchange, e.g. stocks, commodities, derivatives or currency exchange
View 3 more classifications
US11244413B2
United States
Download PDF
Find Prior Art
Similar
Inventor: Justin Lee, Abhijeet Misra, Prateek Gupta
Current Assignee : Zeehaus Inc
Worldwide applications
2018 · US 2019 · WO
Application US15/920,241 events
2018-03-13 • Application filed by Zeehaus Inc
2018-03-13 • Priority to US15/920,241
2018-03-13 • Assigned to Zeehaus Inc.
2019-09-19 • Publication of US20190287195A1
2022-02-08 • Application granted
2022-02-08 • Publication of US11244413B2
Status • Active
2038-04-21 • Adjusted expiration

*Image is from actual Zeehaus patent page from Google Patent site: https://patents.google.com/patent/US11244413B2/

Our Business Model

Zeehaus is poised to realize a **variety of revenue streams** leveraging our proprietary equity sharing platform throughout the entire **lifecycle** (10 years is the typical ownership term) of the property purchase, ownership management, trading of property shares, and sale of properties.


Our Revenue Model
Revenue Type
Who Pays
How to Collect
Application fee
Buyer
Each equity sharing property will generate a one-time processing fee between $1,500 to $2,500
Recurring service fee
Buyer
Our main revenue source will be a recurring revenue, based on a percentage (~15%) of the monthly payment a homebuyer pays to investors, for up to the entire 10-year ownership
Investor processing fee
Investor
We charge a fee when investors buy or sell shares, starting at $8, each time property shares are invested or sold
Agent referral fee
Agent
We plan to charge a 'finder's fee' when introducing buyers & sellers to real estate agents using our Agent platform
zeehaus


Profitability Analysis
Based on a $1M Property (excluding rent)
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
$6,280
$11,740
$17,200
$22,660
$28,120
$33,580
$39,040
$44,500
$49,960
$55,740
YEAR 1
YEAR 2
YEAR 3
YEAR 4
YEAR 5
YEAR 6
YEAR 7
YEAR 8
YEAR 9
YEAR 10
Application Fee
Investor Buy Fee
Monthly Service Fee
Sale Fee
Cumulative Net Profit
$55,740
Estimated 10-Year total profits (one property) under Zeehaus Equity Sharing Ownership

> ***Disclaimer: This model is future projection, not guarantee.***


Why Invest in Zeehaus Now?
Scalable: Our key differentiator is owner-occupied property managed by buyers, so we are in position to scale quickly and expand
Sustainable Solution: We provide a solution to the housing crisis, which is one of the most important issues facing our community
High-Margin: We believe we will be able to generate long-term recurring revenue (ARR) for properties with ~90% gross margin
Valuation Increase: We think valuation will increase significantly once we complete pilot program and form partnership with governments
Government Support: We're actively working with several cities, and we believe we'll receive strong support with our sustainable solution to reinvent homeownership
Patented Live Platform: To share equity fairly and securely, we spent years launching our digital technology with an approved patent
zeehaus

We are setting off to make a true impact!

Zeehaus is positioned to be a leader in the sustainable & affordable homeownership market to make real estate more accessible for teachers, first responders, and first-time buyers as well as our Millennials and Gen Z buyers over the years to come.


Our Mission
A new ecosystem for homeownership and help young generation purchase homes
Combine property listing, purchase, ownership, investment, referral, and advertising into one platform
Enable virtual investing that is transparent, simple, and secure, all while supporting homebuyers
Grow the Zeehaus ownership model and bring it to places with unaffordable housing

We provide a true sustainable solution to housing crisis!

Enable affordable homeownership and lower monthly housing payments compared with homebuyer with a mortgage.

Example of a $1.0M Single-Family Home

Comparison between mortgage loan & equity sharing

Assumptions:

- Buyer Equity 5%
- Government Equity 5%
- Lender/Investor: 90%
- Buyer pays 3% yearly & purchases 1% yearly from government

Month payments (with 6% mortgage rate) cost ~46% more compared with estimated payments under Zeehaus Equity Sharing Ownership

	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5	YEAR 6	YEAR 7	YEAR 8	YEAR 9	YEAR 10
Monthly Payment to Investors (Equity Sharing)	$2,822	$2,816	$2,810	$2,804	$2,799	$2,794	$2,815	$2,836	$2,858	$2,880
Additional Equity Purchase (1% yearly)	$842	$942	$992	$1,042	$1,100	$0	$0	$0	$0	$0
Expenses (Property Tax & Insurance)	$946	$946	$946	$946	$946	$946	$946	$946	$946	$946
Total Monthly Payment (**Equity Sharing**)	$4,609	$4,703	$4,747	$4,792	$4,845	$3,740	$3,761	$3,782	$3,804	$3,826
Total Monthly Payment (with **Mortgage Loan**)	$6,747	$6,747	$6,747	$6,747	$6,747	$6,747	$6,747	$6,747	$6,747	$6,747
Buyer Monthly Payment Savings	**$2,138**	**$2,044**	**$2,000**	**$1,955**	**$1,902**	**$3,007**	**$2,986**	**$2,965**	**$2,943**	**$2,921**

Forward-looking projections cannot be guaranteed.

Our Roadmap

Our Equity Sharing platform has been launched for properties in the San Francisco Bay Area. We also completed a property in a middle-size market, Santa Fee, NM.

Focus on partnership: We are actively working with local communities in the San Francisco Bay Area to bring awareness of our platform and ownership model.

Next, we plan to expand to Los Angeles and Dallas areas, with Seattle, Phoenix, New York, Oregon, Nevada, and Colorado later.


Today
2023
2024 & Beyond
Completed
✓ We worked with shared ownership legal expert, Andy Sirkin, to create the framework
✓ Platform is live
✓ Rolled out mobile app
✓ Patent approved by USPTO
Our Priority
❑ Establish partnership with local governments and unions
❑ Continue to work with investors to expand funding
❑ Complete Pilot Property and gather inputs
Roll Out Program
❑ Work with governments and businesses to roll out affordable homeownership
❑ Initially help teachers, first responders, then first-time buyers
❑ Build a new shared ownership ecosystem
Investment Commitment
zeehaus

Forward-looking projections cannot be guaranteed.

Help is on the way for Teachers, First Responders, and Employees!


Teacher, First Responder, Workforce Housing
Immediately make a tremendous difference to help recruit and retain teachers, police officers, and city workers with an affordable
123 Zeehaus Way


homeownership and much lower
monthly payments
zeehaus

Our Team

A small, close-knit group of dedicated experts

Zeehaus was founded by Justin Lee, with the help of advisors and experts in equity sharing ownership and real estate laws, Andy Sirkin. Our business model is vetted by legal experts in equity sharing with 30 years of total experience.

Justin has over 18 years of experience developing large-scale enterprise applications and platforms and working as a real estate agent in California. The tight-knit team consists of highly devoted top engineers who are experts at web development, as well as experts in real estate and fractional ownership.

Three seasoned veterans joined the Zeehaus team in 2022: Karl Schutte, Jeff Lim, and Taylor Devine.


Experienced Team
Justin Lee
CEO, Technology & Finance
Consulting & real estate backgrounds along with system integration & web technology. Licensed agent with extensive real estate & finance experience. Previously worked at a San Francisco BI & Data start-up. Graduate of Cornell University with bachelor degree in E.E.
Jeff Lim
Head of Strategy
Responsible for planning, strategy, and fundraising. Jeff has deep experiences with a globally networked team of M&A and a capital raising specialist that enable rapid growth and unlocking latent value
Karl Schutte
Head of Finance
Responsible in co-ownership financial analysis and forecasting, Karl specializes in financial planning, forecasting, capital raising both equity and debt, M&A services
Taylor Devine
Senior Advisor
Taylor is highly experienced in merger & acquisition, capital raises, and international markets, including taking a company through an IPO

Now we are ready to take off. Explosive growth lies ahead!

With the support of crowdfunding investors, we are working with local governments and businesses to bring our technology and sustainable solution to solving the housing crisis.


Our Go-To Market Approach
Pilot program
Zeehaus is working on a pilot program with the local government to test our process and technology
Community outreach
Work with nonprofit & champions in an innovative solution to turn "for sale" homes into affordable housing
Government partners
We are working with Bay Area local leaders to bring this models to teachers and first responders first
Workforce housing
Bring together businesses and schools to invest in assets & employees for 'workforce housing'
Social impact ventures
We expect to primarily work with social impact investors and ventures for our future funding and growth
Expansion
We will work with other localities to bring this innovative solution & ecosystem to different cities and states
zeehaus

Please check out our newly launched platform at [Zeehaus.com](https://zeehaus.com) and see how we plan to leverage our unique technology and business model to shape the future of real estate and help make homeownership affordable again!


How We Work with Community Leaders
Buyers
5% equity
Subject to FICO score & min. DTI
1% per year
Buyer is required to purchase 1% in additional equity, until reaching 10% equity
Governments
5% equity
In the form of equity investment
3% + 5% equity appreciation
Government will receive 1% back per year from homeowner, plus 3% in annual income
Investor/Business
90% equity
Investors owns property equity
3% + 5% equity appreciation
Estimated rent (yearly)
zeehaus

By working with local governments, businesses, we believe that we can efficiently scale our operation and help a significant number of homebuyers and properties!


7-Year Revenue Projections
Based on a $1M Property
$157.7M
Year-7 revenue projection, based on units of properties
$180M
$160M
$140M
$120M
$100M
$80M
$60M
$40M
$20M
$M
Units 80
Units 300
Units 600
Units 1,600
Units 3,000
Units 5,000
Units 8,000
YEAR 1
YEAR 2
YEAR 3
YEAR 4
YEAR 5
YEAR 6
YEAR 7
Application Fee
Monthly Service Fee
Investor Fee
Units

> ***Disclaimer: This model is future projection, not guarantee.***

Investor Perks

No-fee real estate investment: Zeehaus equity investors can now invest in ownership shares for properties posted on Zeehaus.com without any fee!

- Invest $500, receive no-fee property investment on Zeehaus.com for 1 year
- Invest $1,000, receive no-fee property investment for 2 years
- Invest $2,500, receive no-fee property investment for 3 years
- Invest $5,000, receive no-fee property investment for 6 years
- Invest $10,00, receive no-fee property investment for 10 years
- Invest $25,000, receive no-fee property investment for life

Thanks for choosing us!

Downloads

Zeehaus 2-Pager for Community.pdf